Crowdmed

PROFIT AND LOSS
October - December, 2018

	OCT - DEC, 2018	TOTAL
Income		
Sales Income	28,713.96	$28,713.96
Total Income	**$28,713.96**	**$28,713.96**
Cost of Goods Sold		
Panel Expense	4,216.60	$4,216.60
Total Cost of Goods Sold	**$4,216.60**	**$4,216.60**
GROSS PROFIT	**$24,497.36**	**$24,497.36**
Expenses		
Advertising		$0.00
Google	234.66	$234.66
Total Advertising	**234.66**	**$234.66**
Auto/Fuel	98.88	$98.88
Bank Charges	562.46	$562.46
Contractor	89.97	$89.97
Clara	598.00	$598.00
Kevin Manning	8,760.00	$8,760.00
Lead Genius/Mobileworks	3,430.00	$3,430.00
Mandy Musselwhite	3,612.50	$3,612.50
Marketmeguru	15,735.00	$15,735.00
MSB Endeavors	2,525.00	$2,525.00
Total Contractor	**34,750.47**	**$34,750.47**
Dues & Subscriptions	225.00	$225.00
Employee		$0.00
Health Insurance	2,688.33	$2,688.33
Lee	15,000.00	$15,000.00
Payroll Fee	65.00	$65.00
Payroll Tax Expenses	3,437.85	$3,437.85
Thorne	30,000.00	$30,000.00
Total Employee	**51,191.18**	**$51,191.18**
Entertainment	59.94	$59.94
Groceries	71.25	$71.25
Healthcare	149.00	$149.00
Marketing	316.00	$316.00
Conference	2,931.79	$2,931.79
Total Marketing	**3,247.79**	**$3,247.79**
Office Expenses	117.73	$117.73
PayPal Fee	35.10	$35.10
Professional Fees		$0.00
Bookkeeping	770.00	$770.00
Legal	2,121.75	$2,121.75
Total Professional Fees	**2,891.75**	**$2,891.75**
Restaurants/Dining	695.45	$695.45
Shipping/Transport	210.32	$210.32

	OCT - DEC, 2018	TOTAL
Software	4,778.39	$4,778.39
Stationery & Printing	142.54	$142.54
Supplies	32.63	$32.63
Taxes (Fed/State/City)	915.83	$915.83
Telephone Services	1,151.80	$1,151.80
Transportation	362.09	$362.09
Travel	924.35	$924.35
Travel Meals	60.81	$60.81
Video Conferencing	44.97	$44.97
Web Hosting	3,149.25	$3,149.25
Blue Host	149.00	$149.00
Total Web Hosting	**3,298.25**	**$3,298.25**
Web Services	1,192.28	$1,192.28
Amazon	788.58	$788.58
DNSimple	9.00	$9.00
General	100.87	$100.87
Github	198.00	$198.00
Linked In	345.40	$345.40
Sendgrid	63.81	$63.81
Total Web Services	**2,697.94**	**$2,697.94**
Total Expenses	**$108,950.58**	**$108,950.58**
NET OPERATING INCOME	**$ -84,453.22**	**$ -84,453.22**
NET INCOME	**$ -84,453.22**	**$ -84,453.22**